Correspondence

PhotoAmigo, Inc.
924 Olive Street
Santa Barbara, California  93101

February 17, 2012

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	PhotoAmigo, Inc.—Form 10-K File Number 00054439

Attn:	Kathleen Collins Division of Corporation Finance

Dear Ms. Collins:

In response to the Staff’s oral comments to PhotoAmigo, Inc. (the “Company”), we are filing herewith a second Amendment to the Company’s Form 10-K.

On behalf of the Company, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert Heckes

Robert Heckes
Chief Executive Officer